INVESTMENT LAW GROUP

OF DAVIS GILLETT MOTTERN & SIMS, LLC

1230 Peachtree Street NE

Suite 2445

Atlanta, Georgia 30309

____________________

Telephone: (404) 607-6933	Email: bmottern@ilglaw.com	Facsimile: (678) 840-2126

April 26, 2019

Mitchell Austin

Jan Woo

U.S. Securities & Exchange Commission

Division of Corporation Finance

100 F. St., N.E.

Washington, DC 20549

Re:	3Pea International, Inc
Registration Statement on Form S-3
Filed March 29, 2019
File No. 333-230640

Dear Mr. Austin and Ms. Woo:

On behalf of 3Pea International, Inc. (the “Company”), I am writing to respond to comments received from the staff of the Securities and Exchange Commission (the “Commission”) set forth in its letter dated April 11, 2019, and in phone calls with Mitchell Austin, regarding the Form S-3 Registration Statement, File No. 333-230640 (the “Registration Statement”), filed by the Company on March 29, 2019. This letter sets forth each comment of the staff and, following each comment, sets forth the Company's response. We are simultaneously filing Amendment No. 1 to the Registration Statement, which contains the changes discussed herein.

Nature of Interests Registered

As requested, the following is a summary of the securities that the Registration Statement seeks to register.

Option: The Registration Statement seeks to register 500,000 shares issuable under an option granted to a non-executive officer as an inducement to accept employment with the Company. The option vests in equal installments on an annual basis over five years from the date of grant. The employee may only exercise the option as to the portion that has vested as of the date of exercise. If the employee ceases to be employed for any reason prior to full vesting of the option, any portion that has not vested will terminate automatically, but the employee will retain the vested portion. As of the date of the Registration Statement, no portion of the option had vested or been exercised. We believe these are standard terms for employee options.

INVESTMENT LAW GROUP

OF DAVIS GILLETT MOTTERN & SIMS, LLC

Mr. Mitchell Austin and Ms. Jan Woo

April 26, 2019

Restricted Stock Grants: The Registration Statement seeks to register 2,190,000 shares issued or issuable under restricted stock grants to various non-executive officers. The restricted stock grants vest in equal installments over a period of years (3-5 years, depending on the grant) from the date of grant. At the time a portion of the restricted stock grants vest, the Company issues the newly vested shares to the employee. As of the date of the Registration Statement, the Company had issued 490,000 of the shares, and 1,700,000 shares remained unissued. The Company notes that, while it is relatively common for companies to issue restricted stock grants to employees that are subject to vesting requirements, some companies instead issue the full number of shares to the employee prior to vesting, and implement the vesting provisions by a restrictive legend, vesting agreement or both, to ensure that the unvested shares are cancelled and not sold prior to the satisfaction of the vesting conditions, if the vesting conditions are not ultimately satisfied. The difference between the method used by the Company and that used by other companies is whether or not the unvested shares are issued and outstanding prior to vesting for purposes of voting, dividends and calculation of earnings per share, for example.

Use of Form S-3 Instead of Form S-8

You requested that we address the use of Form S-3 instead of Form S-8 to register the shares.

Option: The Company concluded that Form S-8 was not available to register the shares issuable under the option granted to the non-executive officer because a portion of that officer’s duties include investor relations. See Instruction A.1(a)(iii) to Form S-8. See also Question 126.16 of the Commission’s Securities Act Forms Compliance and Disclosure Interpretations, issued August 17, 2017, indicating that Form S-8 is not available to register securities issuable to an employee whose duties only partially include activities prohibited by Form S-8. Accordingly, the Company elected to register the shares issuable under the option on Form S-3. The Company believes shelf registration of the shares issuable under the option is permitted by Rule 415(a)(1)(iii) which covers “securities which are to be issued upon the exercise of outstanding options, warrants or rights.”

Restricted Stock Grants: The Company concluded that Form S-8 would have been available to register for resale the shares already issued under the restricted stock grants, but not the shares that had not yet been issued under the restricted stock grants. The Company concluded that the restricted stock grants were more properly characterized as restricted securities rather than control securities based on the duties and responsibilities of the recipients. However, Instruction C.1(b) provides that “[r]estricted securities may be included in an reoffer prospectus only if they have been acquired by the selling security holder prior to the filing of the registration statement.” (emphasis added) Accordingly, the Company determined that, while it would have been appropriate to register the 490,000 shares which had already been issued under the restricted stock grants as of the date of the Registration Statement on Form S-8, it would not have been appropriate to register the 1,700,000 shares that had not yet been issued under the restricted stock grants. However, for administrative purposes, the Company decided to register all of the shares issued or issuable to the same employee in one registration statement, rather than partly on Form S-8 and partly on Form S-3.

INVESTMENT LAW GROUP

OF DAVIS GILLETT MOTTERN & SIMS, LLC

Mr. Mitchell Austin and Ms. Jan Woo

April 26, 2019

Form S-3 filed March 29, 2019

General

1.	This registration statement covers the resale of common stock underlying grants of restricted stock and stock options and it appears that these grants were not registered under the Securities Act of 1933. For both the restricted stock and the stock option grants, please provide a legal analysis of the exemption from Securities Act registration that was relied upon or an analysis of why these grants did not constitute a sale.

The analysis is somewhat different in the case of options and restricted stock grants.

Option: The Commission has indicated that the issuance of an option for compensatory purposes generally does not constitute an offer of securities. See Question 254.04 of the Commission’s Securities Act Rules Compliance and Disclosure Interpretations, issued November 6, 2017 (the “Rules CDI”). However, the option will constitute an offering of the securities issuable upon exercise thereof if the option is presently exercisable. See Paragraph 239.15 of the Commission’s Securities Act Compliance and Disclosure Interpretations, issued September 22, 2016 (the “Act CDI”). Furthermore, if the option is exercisable within one year, it is deemed to be exercisable immediately. Id. In this case, the option provides for annual vesting over five years, with the first vesting date being the one year anniversary of the issuance of the options. Therefore, the option constitutes an immediate offering of 20% of the shares covered by the option, or 100,000 shares, but not an offering of the balance of the shares covered by the option.

Restricted Stock Grants: The Company has reviewed the correspondence regarding the Clean Diesel Technologies, Inc. (“Clean Diesel”) Form S-3 Registration Statement, and believes the analysis set forth therein is equally applicable to the restricted stock grants the Company has issued. There appears to be no material difference between the restricted share units described in Clean Diesel and the Company’s restricted stock grants (other than the names given to the instruments). In both cases, the shares are only issuable at the time that the employee satisfies the vesting criteria, which appears in both cases to be nothing more than the act of remaining employed for a certain length of time. In both cases, the awards were individually negotiated with each recipient, and thus would not be covered by the exception set forth in UnionBanCal Corporation, SEC No-Action Letter (November 8, 2010). Under the circumstances, the awards should be considered a sale to the employees as compensation for services rendered. See Paragraph 139.03 under the Act CDI. See also Question 271.24 under the Rules CDI, indicating that the issuance of restricted stock units subject to vesting conditions based on length of service and company performance constitute the issuance of a security on the date of the grant.

INVESTMENT LAW GROUP

OF DAVIS GILLETT MOTTERN & SIMS, LLC

Mr. Mitchell Austin and Ms. Jan Woo

April 26, 2019

The restricted stock grants and option that are described in the Form S-3 were issued in reliance on Section 4(a)(2) of the Securities Act of 1933. With the exception of one employee listed in the Form S-3, all of the grants and the option were issued as signing bonuses to induce the employee to join the Company. As part of the evaluation and hiring process, the Company requests that all new employees become familiar with the Company, including reviewing the Company’s reports filed with the SEC, which are available on both the Company’s website and the SEC’s website. With regard to the other employee, his grants were not issued as an inducement to employment, but that employee was and is instrumental in the preparation of the Company’s reports to the SEC and thus was already familiar with their content.

Furthermore, the deemed continued offering of common stock under the option is also in reliance on Section 4(a)(2) of the Securities Act of 1933. Because the employee holding the option is also partly responsible for shareholder relations, that employee is familiar with all SEC reports as they are filed as part of its job responsibilities.

2.	It appears this offering is being made in reliance upon General Instruction I.B.3 of Form S-3, which covers "outstanding securities to be offered for the account of any person other than the issuer." Please provide a legal analysis of why it is appropriate to register the resale of common stock underlying unvested restricted stock awards and stock options at this time.

The Form S-3 is a shelf registration that seeks to register certain shares that the employees have already acquired under the restricted stock grants, as well as certain shares that the employees may acquire in the future, either by satisfaction of the vesting conditions under the restricted stock grants or satisfaction of the vesting conditions under the option and the subsequent exercise of the option. Rule 415(a)(1)(iii) specifically permits an issuer to conduct a shelf registration of securities to be “issued upon the exercise of outstanding options, warrants or rights,” and does not impose any requirement that the securities be immediately issuable. Instruction I.B.3 applies to transactions involving secondary offerings and covers the registration of outstanding securities, including securities issuable upon conversion of other securities, for the account of a person other than the issuer.

With regard to the restricted stock grants, we agree with the analysis in Clean Diesel that the full restricted stock grants constitute outstanding securities, even prior to their vesting date, for purposes of registration on Form S-3. The Company also notes that treating the full award as outstanding is consistent with the position taken by the Company in another analogous situation. In particular, restricted stock grants are considered outstanding as of the date of the restricted stock agreement for purposes of determining the holding period under Rule 144(d), even if the shares are subject to vesting conditions, provided that the vesting conditions are not based on individual employee performance but vest solely upon satisfaction of a continued employment requirement. Specifically, the Commission stated in Paragraph 523.06 of the Rules CDI as follows:

“. . . [T]he Rule 144(d) holding period for restricted securities issued pursuant to a written agreement, provides that the holding period starts when the person who will receive the securities is deemed to have paid for the securities and thereby assumed the full risk of economic loss with respect to them. The holding period for restricted securities that an employee receives pursuant to an individually negotiated employment agreement commences when investment risk for the securities passes to the employee (which is the date that the employee is deemed to have paid for them). For full value awards, if the vesting of the securities is conditioned solely on continued employment and/or satisfaction of performance conditions that are not tied to the employee’s individual performance and the employee pays no further consideration for the securities, that date would be the date of the agreement. For awards that require additional payment upon exercise, conversion or settlement, that date would be the date on which such payment is made. [October 19, 2016]” (emphasis added)

INVESTMENT LAW GROUP

OF DAVIS GILLETT MOTTERN & SIMS, LLC

Mr. Mitchell Austin and Ms. Jan Woo

April 26, 2019

Thus, the restricted stock grants issued by the Company should be considered outstanding since the sole vesting criteria is length of employment.

With regard to the option, there is no reason to differentiate between an option and a restricted stock award, when both are issued as part of an individually negotiated employment agreement and the sole vesting criteria is length of employment. The only difference between the two is that under an option the employee must pay the exercise price in cash to acquire the shares, whereas under the restricted stock grant no cash payment is necessary. The registration of shares underlying options and warrants that have not been exercised is clearly permitted by Rule 415(a)(1)(iii), and registration of shares underlying unexercised options and warrants on Form S-3 is a longstanding practice that has always been permitted by the Commission, provided that the option or warrant is outstanding at the time the registration statement is filed.

We further believe that the Commission’s analysis on the future issuance of securities in equity line financings have applicability to this situation. See generally Questions 139.12 to 139.24 of the Act CDI. The primary requirement for the registration of securities to be issued in the future in an equity line financing is that the private offering of the securities shall be “complete,” which basically means that the equity line counterparty is contractually bound to acquire the securities. However, most or all equity line transactions have limitations on the amount of securities that can be issued at any one time, such as limitations on the amount that can be issued in any week, month or as a percentage of recent trading volume. Those types of restrictions, particularly ones based on calendar events, are analogous to length-of-employment vesting conditions in employee benefit grants or options, and are ignored in determining whether the equity line counterparty is contractually bound to purchase the full amount of securities registered under the equity line.

Finally, the Company notes the Commission’s long-standing policy to be more liberal in allowing the registration of employee benefit plan securities “because of the unique character of the employee/employer relationship and the compensatory purpose involved.” Question 126.02 to Act CDI. As noted in the Clean Diesel correspondence, the failure to allow the immediate registration of the unvested securities underlying the restricted stock grants and option would result in the Company having to file separate registration statements for each block of shares as they vest, which would serve not reasonable or legitimate legal or public policy purpose.

Item 16. Exhibits, page 13

3.	Please file or incorporate by reference the restricted stock award and stock option agreements.

As discussed, the amendment to the Form S-3 will include a cross-reference to the form of restricted stock agreement used, which was filed as an exhibit to Form S-8, Registration No. 333-230634, and the form of stock option filed as an exhibit to the Form S-3, Amendment No. 1.

Finally, Amendment No. 1 to the Form S-3 also includes some corrections to the “Selling Stockholders” section that we discussed by phone.

If you have any questions, please do not hesitate to contact me at the address and telephone number listed above.

Very truly yours,

DAVIS GILLETT MOTTERN & SIMS, LLP

/s/ Robert J. Mottern
Robert J. Mottern, Esq

Cc:	Mark Newcomer
Mark Attinger
Robert Strobo